SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

General Growth Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

370023103
(CUSIP Number)

Collin Lau
China Investment Corporation, Stable Investment Corporation, Best Investment Corporation
New Poly Plaza
No.1 Chaoyangmen Beidajie
Beijing 100010, P.R. China
Facsimile: +86 (10) 8409 6766

Copy to:

Lee Parks, Esq.
Fried, Frank, Harris, Shriver, & Jacobson LLP
One New York Plaza
New York, NY 10004−1980
(212) 859−8000

May 9, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS China Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 131,103
	8	SHARED VOTING POWER 297,553,670*
	9	SOLE DISPOSITIVE POWER 131,103
	10	SHARED DISPOSITIVE POWER 297,553,670*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 297,684,773*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock.  See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Stable Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,553,670*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,553,670*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 297,553,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock.  See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Best Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,553,670*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,553,670*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 297,553,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock.  See Item 5.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) (the Original Schedule 13D and Amendment No. 1 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 1 relates to the common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended in its entirety as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)  China Investment Corporation (“CIC”), a corporation established under the Company Law of the People's Republic of China;

(ii) Stable Investment Corporation. (“Stable”), a corporation established under the Company Law of the People's Republic of China; and

(iii) Best Investment Corporation (“Best”), a corporation established under the Company Law of the People's Republic of China.

CIC is the parent entity of each of Stable and Best.

Schedule I hereto sets forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of CIC.

(b)  The principal business address of each of CIC, Stable, and Best is New Poly Plaza No.1 Chaoyangmen Beidajie Beijing 100010, P.R. China.

(c) The principal business of each of CIC, Stable, and Best is to be an investment company.

(d), (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on May 11, 2011, the Investment Vehicles directly held and beneficially owned the shares of Common Stock and Warrants indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 966,798,974 shares of Common Stock reported by the Company as outstanding as of May 2, 2011 less the 30,585,957 shares of Common Stock expected to be purchased for cancellation by the Company on May 9, 2011 as reported in its Form 10-Q filed with the Securities and Exchange Commission on May 5, 2011, plus where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.

Investment Vehicle	Common Stock	Warrants	Beneficial Ownership
BRH	77,556,276	19,331,673	10.14%
BRH II	53,195,377	13,265,411	7.00%
BRH III	61,018,212	15,216,204	8.01%
BRH IV-A	7,038,848	1,759,273	0.94%
BRH IV-B (1)	14,056,122	3,511,450	1.87%
BRH IV-C (1)	4,709,099	1,176,410	0.63%
BRH IV-D	4,716,413	1,176,410	0.63%
BRH V	15,867,548	3,958,944	2.11%
Total:	238,157,895	59,395,775	29.89%

(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC.

CIC has sole voting and investment power with respect to only 131,103 shares of Common Stock.  None of the other Reporting Persons has sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of (i) the ability of Stable and Best under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III, which owns more than more than 14% of the of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Stable and Best may be deemed to share beneficial ownership of the Common Stock and Warrants held by each of the Investment Vehicles with the Other Filers (as defined below).  By virtue of CIC being the parent of both Stable and Best, CIC may be deemed to share beneficial ownership of the Common Stock and Warrants held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” with the Investment Vehicles and Brookfield Asset Management Inc., Trilon Bancorp Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Private Funds Holdings Inc., Brookfield Retail Split LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., and Future Fund Board of Guardians (collectively, the “Other Filers”) with respect to the shares of Common Stock and Warrants held by the Investment Vehicles as well as any other shares of Common Stock beneficially owned by such Other Filers.  None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.

(c) On April 29, 2011, BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D and BRH V acquired beneficial ownership of the number of shares of Common Stock set forth opposite their name in the table below pursuant to a reinvestment of a portion of the dividend paid to the Company’s shareholders through the Company’s Dividend Reinvestment Plan at a price of $16.665 per share of Common Stock.

Investment Vehicle	Common Stock
BRH	462,608
BRH II	293,634
BRH III	336,815
BRH IV-A	22,965
BRH IV-B (1)	52,652
BRH IV-C (1)	17,639
BRH IV-D	24,953
BRH V	79,494

(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2011	CHINA INVESTMENT CORPORATION

	By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman and Chief Executive Officer

Dated: May 18, 2011	STABLE INVESTMENT CORPORATION

	By:	/s/ Gao Xiqing
Name: Gao Xiqing
Title: Executive Director

Dated: May 18, 2011	BEST INVESTMENT CORPORATION

	By:	/s/ Gao Xiqing
Name: Gao Xiqing
Title: Executive Director

SCHEDULE I

Scheduled Persons

Name and Position of Officer or Director	Principal Occupation or Employment with CIC
Lou Jiwei	Chairman and Chief Executive Officer
Gao Xiqing	Vice Chairman, President and Chief Investment Officer
Zhang Hongli	Executive Director, Executive Vice President and Chief Operating Officer
Zhang Xiaoqiang	Non-Executive Director
Li Yong	Non-Executive Director
Chen Jian	Non-Executive Director
Hu Xiaolian	Non-Executive Director
Fang Shangpu	Non-Executive Director
Liu Zhongli	Independent Director
Wang Chunzheng	Independent Director
Li Xin	Employee Director
Jin Liqun	Chairman of the Board of Supervisors and Member of the Executive Committee
Peng Chun	Executive Vice President
Fan Yifei	Executive Vice President and Deputy Chief Operating Officer
Xie Ping	Executive Vice President and Deputy Chief Investment Officer
Wang Jianxi	Executive Vice President and Chief Risk Officer
Liang Xiang	Counselor and Member of the Executive Committee